Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Auxilium Pharmaceuticals, Inc.

SEC File No.:  000-50855

Date: September 22, 2014

[Email announcement to employees]

To:	Auxilium Employees

From:	Adrian Adams

Date:	September 22, 2014

Subject:	Auxilium Press Release

Please see below and the attached for a press release just issued this morning, “Auxilium Provides Transaction Update: Board Unanimously Reaffirms Recommendation of QLT Transaction.”

With Best Wishes,

ADRIAN Adams

Chief Executive Officer and President

Auxilium Pharmaceuticals, Inc

AUXILIUM PROVIDES TRANSACTION UPDATE

Board Unanimously Reaffirms Recommendation of QLT Transaction

Chesterbrook, PA, September 22, 2014 -- Auxilium Pharmaceuticals, Inc. (NASDAQ: AUXL), a specialty biopharmaceutical company, today announced that its Board of Directors (the “Board”) has reviewed the unsolicited, non-binding and conditional proposal from Endo International plc (“Endo”) and, after consulting with its independent financial and legal advisors, has unanimously determined it is not a superior proposal under the terms of its existing merger agreement with QLT Inc. (“QLT”) and has unanimously reaffirmed its recommendation that Auxilium’s stockholders vote in favor of the adoption of such merger agreement. In addition, the Board has determined that Endo’s proposal significantly undervalues Auxilium. However, under the terms of the merger agreement with QLT, Auxilium maintains the right to engage in discussions with Endo and other third parties, subject to certain conditions in the merger agreement.

In unanimously reaffirming its recommendation that Auxilium’s stockholders vote in favor of the adoption of the existing merger agreement with QLT, the Board confirmed that it is not withdrawing, modifying, withholding, changing or qualifying its recommendation with respect to such merger agreement, or proposing to do so.

Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are acting as financial advisors to Auxilium. Willkie Farr & Gallagher LLP, Skadden, Arps, Slate, Meagher & Flom LLP, and Morgan, Lewis & Bockius LLP are acting as legal advisors to Auxilium.

About Auxilium

Auxilium Pharmaceuticals, Inc. is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men’s healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products. Among other products in the U.S., Auxilium markets edex® (alprostadil for injection), an injectable treatment for erectile dysfunction, Osbon® ErecAid®, the leading device for aiding erectile dysfunction, STENDRA® (avanafil), an oral erectile dysfunction therapy, TESTOPEL® (testosterone pellets) a long-acting implantable testosterone replacement therapy, XIAFLEX® (collagenase clostridium histolyticum or CCH) for the treatment of Peyronie’s disease and XIAFLEX for the treatment of Dupuytren’s contracture, Testim® (testosterone gel) for the topical treatment of hypogonadism and an Authorized Generic version of Testim (testosterone gel) with its partner Prasco, LLC. Auxilium also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. To learn more, please visit www.Auxilium.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed merger of Auxilium and QLT, QLT filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Auxilium and QLT that also constitutes a preliminary prospectus of QLT (the “Form S-4”). The Form S-4 has not yet been declared effective by the SEC and is not complete and will be further amended. Auxilium and QLT plan to mail the definitive joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the Form S-4, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors—SEC

Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab “Investors” and then under the headings “Securities Filings” and “Proxy Circulars” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction between Auxilium and QLT. Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and applicable Canadian securities regulators by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the applicable Canadian securities regulators when they become available.

Forward Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which discuss matters that are not facts, and may include words to indicate their uncertain nature such as “believe,” “expect,” anticipate,” “intend,” “plan,” “could,” “estimate,” “project,” “will,” and “target.” Our forward-looking statements convey management’s expectations, beliefs, plans and objectives regarding future performance of Auxilium and are based upon preliminary information and management assumptions. While Auxilium may elect to update the forward-looking statements made in this news release in the future, Auxilium specifically disclaims any obligation to do so. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: whether Auxilium engages in discussions regarding a strategic transaction with Endo or other third parties and, if so, the outcome of such discussions; the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium and QLT stockholders; the risk that a condition to closing of the merger with QLT may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger with QLT cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected; if the transaction is consummated, the adequacy of the capital resources of the combined company following the merger with QLT (“New Auxilium”); the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase New Auxilium’s or Auxilium’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Auxilium being treated as a domestic corporation for United States federal tax purposes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the biopharmaceutical and biotechnology industries, as detailed from time to time in each of Auxilium’s and QLT’s reports filed with the SEC and, in QLT’s case, the CSA. There can be no assurance that the proposed merger with QLT will in fact be consummated. Our SEC filings may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov or by means of Auxilium’s home page on the Internet at http://www.auxilium.com under the heading “Investors — SEC Filings.”

There may be additional risks that Auxilium does not presently know or that Auxilium currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements.

Auxilium Contacts:
Keri P. Mattox / SVP, IR &	Nichol L. Ochsner / Senior Director, IR &
Corporate Communications	Corporate Communications
Auxilium Pharmaceuticals, Inc.	Auxilium Pharmaceuticals, Inc.
(484) 321-5900	(484) 321-5900
kmattox@auxilium.com	nochsner@auxilium.com

Keri P. Mattox

Senior Vice President, Investor Relations & Corporate Communications

Auxilium Pharmaceuticals, Inc.

Phone: 484.321.5963

Mobile: 215.791.0105

Fax: 484.321.2243

Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Auxilium Pharmaceuticals, Inc.

SEC File No.:  000-50855

Date: September 22, 2014

AUXILIUM PROVIDES TRANSACTION UPDATE

 Board Unanimously Reaffirms Recommendation of QLT Transaction

Chesterbrook, PA, September 22, 2014 — Auxilium Pharmaceuticals, Inc. (NASDAQ: AUXL), a specialty biopharmaceutical company, today announced that its Board of Directors (the “Board”) has reviewed the unsolicited, non-binding and conditional proposal from Endo International plc (“Endo”) and, after consulting with its independent financial and legal advisors, has unanimously determined it is not a superior proposal under the terms of its existing merger agreement with QLT Inc. (“QLT”) and has unanimously reaffirmed its recommendation that Auxilium’s stockholders vote in favor of the adoption of such merger agreement. In addition, the Board has determined that Endo’s proposal significantly undervalues Auxilium. However, under the terms of the merger agreement with QLT, Auxilium maintains the right to engage in discussions with Endo and other third parties, subject to certain conditions in the merger agreement.

In unanimously reaffirming its recommendation that Auxilium’s stockholders vote in favor of the adoption of the existing merger agreement with QLT, the Board confirmed that it is not withdrawing, modifying, withholding, changing or qualifying its recommendation with respect to such merger agreement, or proposing to do so.

Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are acting as financial advisors to Auxilium.  Willkie Farr & Gallagher LLP, Skadden, Arps, Slate, Meagher & Flom LLP, and Morgan, Lewis & Bockius LLP are acting as legal advisors to Auxilium.

About Auxilium

Auxilium Pharmaceuticals, Inc. is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men’s healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products. Among other products in the U.S., Auxilium markets edex® (alprostadil for injection), an injectable treatment for erectile dysfunction, Osbon® ErecAid®, the leading device for aiding erectile dysfunction, STENDRA® (avanafil), an oral erectile dysfunction therapy, TESTOPEL® (testosterone pellets) a long-acting implantable testosterone replacement therapy, XIAFLEX® (collagenase clostridium histolyticum or CCH) for the treatment of Peyronie’s disease and XIAFLEX for the treatment of Dupuytren’s contracture, Testim® (testosterone gel) for the topical treatment of hypogonadism and an Authorized Generic version of Testim (testosterone gel) with its partner Prasco, LLC. Auxilium also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. To learn more, please visit www.Auxilium.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed merger of Auxilium and QLT, QLT filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Auxilium and QLT that also constitutes a preliminary prospectus of QLT (the “Form S-4”). The Form S-4 has not yet been declared effective by the SEC and is not complete and will be further amended. Auxilium and QLT plan to mail the definitive joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the Form S-4, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors—SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab “Investors” and then under the headings “Securities Filings” and “Proxy Circulars” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction between Auxilium and QLT. Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and applicable Canadian securities regulators by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the applicable Canadian securities regulators when they become available.

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Forward Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which discuss matters that are not facts, and may include words to indicate their uncertain nature such as “believe,” “expect,” anticipate,” “intend,” “plan,” “could,” “estimate,” “project,” “will,” and “target.” Our forward-looking statements convey management’s expectations, beliefs, plans and objectives regarding future performance of Auxilium and are based upon preliminary information and management assumptions. While Auxilium may elect to update the forward-looking statements made in this news release in the future, Auxilium specifically disclaims any obligation to do so. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: whether Auxilium engages in discussions regarding a strategic transaction with Endo or other third parties and, if so, the outcome of such discussions; the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium and QLT stockholders; the risk that a condition to closing of the merger with QLT may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger with QLT cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected; if the transaction is consummated, the adequacy of the capital resources of the combined company following the merger with QLT (“New Auxilium”); the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase New Auxilium’s or Auxilium’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Auxilium being treated as a domestic corporation for United States federal tax purposes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the biopharmaceutical and biotechnology industries, as detailed from time to time in each of Auxilium’s and QLT’s reports filed with the SEC and, in QLT’s case, the CSA. There can be no assurance that the proposed merger with QLT will in fact be consummated. Our SEC filings may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov or by means of Auxilium’s home page on the Internet at http://www.auxilium.com under the heading “Investors — SEC Filings.” There may be additional risks that Auxilium does not presently know or that Auxilium currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements.

Auxilium Contacts:
Keri P. Mattox / SVP, IR &	Nichol L. Ochsner / Senior Director, IR &
Corporate Communications	Corporate Communications
Auxilium Pharmaceuticals, Inc.	Auxilium Pharmaceuticals, Inc.
(484) 321-5900	(484) 321-5900
kmattox@auxilium.com	nochsner@auxilium.com

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